Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED
MARCH 31, 2016

May 16, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for Amaya Inc. (“Amaya” or the “Corporation”), on a consolidated basis, for the three months ended March 31, 2016. This document should be read in conjunction with the information contained in the Corporation’s unaudited interim condensed consolidated financial statements and related notes for the three months ended March 31, 2016 (the “Q1 2016 Financial Statements”), the Corporation’s audited consolidated financial statements and related notes for the year ended December 31, 2015 (the “2015 Annual Financial Statements”) and the Management’s Discussion and Analysis thereon (the “2015 Annual MD&A”), and the Corporation’s annual information form for the year ended December 31, 2015 (the “2015 Annual Information Form”). These documents and additional information regarding the business of the Corporation are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and the Corporation’s website at www.amaya.com.

As previously reported, beginning with the Q1 2016 Financial Statements and this MD&A, the Corporation changed its presentation currency from Canadian dollars to U.S. dollars (see note 4). As such, for reporting purposes the Corporation currently prepares its financial statements in U.S. dollars and, unless otherwise indicated, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) and “USD” amounts and references in this MD&A are in and to U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros and references to ‘‘CDN’’ or “CDN $” are to Canadian dollars. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Q1 2016 Financial Statements.

As at March 31, 2016, the Corporation had two major lines of operations within its Business‑to‑Consumer (“B2C”) business, real-money online poker (“Poker”) and real-money online casino and sportsbook (“Casino & Sportsbook”). As it relates to these two business lines, online revenues include revenues generated through the Corporation’s online, mobile and desktop client platforms. As at March 31, 2015, the Corporation had two different operating segments, B2C and Business-to-Business (“B2B”). After accounting for discontinued operations and the divestiture of its B2B assets during the year ended December 31, 2015, the Corporation no longer owns or operates the former B2B segment. As a result, the B2B segment was adjusted to discontinued operations for the year ended December 31, 2015. The Corporation restated all prior periods presented herein to reflect the new operating segment.

This MD&A references non-IFRS and non-U.S. GAAP financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below.  Amaya believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions.  Although management believes these financial measures are important in evaluating Amaya, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on Amaya’s operating results.

Unless otherwise stated, in preparing this MD&A the Corporation has taken into account information available to it up to May 16, 2016, the date the Corporation’s board of directors (the “Board”) approved this MD&A and the Q1 2016 Financial Statements.  The financial information contained herein for the three months ended March 31, 2016 and 2015 is unaudited.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A and the Q1 2016 Financial Statements contain certain information that may constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its customers and its industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Specific factors and assumptions include, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors and Uncertainties” section of the 2015 Annual Information Form:  the heavily regulated industry in which the Corporation carries on its business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute, operate, and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within the Corporation’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added (“VAT”) and point of consumption (“POC”) taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in the Corporation’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and, natural events. These factors are not intended to represent a complete list of the factors that could affect the Corporation; however, these factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” in the 2015 Annual Information Form and elsewhere in this MD&A and the 2015 Annual Information Form, should be considered carefully.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.  The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe Amaya’s expectations as of May 16, 2016 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

LIMITATIONS OF KEY METRICS AND OTHER DATA

The numbers for Amaya’s key metrics, which include quarterly real-money active uniques (“QAUs”) and quarterly net yield (“QNY”), as well as certain other metrics, are calculated using internal company data based on the activity of customer accounts. While these numbers are based on what Amaya believes to be reasonable judgements and estimates of its customer base for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its products and services across its customer base. Such challenges and limitations may also affect Amaya’s understanding of certain details of its business. In addition, Amaya’s key metrics and related estimates may differ from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in methodology and access to information.

For example, the methodologies used to measure customer metrics are based on significant internal judgments and estimates, and may be susceptible to algorithm, calculation or other technical errors, including, without limitation, how certain metrics may be defined (and the assumptions and considerations made and included in, or excluded from, such definitions). In particular, Amaya’s business intelligence tools may fail on a particular data backup or upload, which could lead to certain customer activity not being recorded, and thus not included, in the calculation of a particular key metric, such as QAUs. In addition, as it relates to Amaya’s play-money offerings, customers are required to provide limited information when establishing accounts, which could lead to the creation of multiple accounts for the same customer (in nearly all instances such account creation would be in violation of Amaya’s applicable terms and conditions of use). Although Amaya typically addresses and corrects any such failures, duplications and inaccuracies relatively quickly, its metrics are still susceptible to the same and its estimations of such metrics may be lower or higher than the actual numbers.

Amaya regularly reviews its processes for calculating and defining these metrics, and from time to time it may discover inaccuracies in its metrics or make adjustments to improve their accuracy that may result in the recalculation of historical metrics. These adjustments may also include adjustments to underlying data, such as changes to historical revenue amounts as a result of certain accounting reallocations made in later periods. Amaya also continuously seeks to improve its ability to identify irregularities and inaccuracies (and suspend any customer accounts that violate its terms and conditions of use) and its estimates of key metrics may change due to improvements or changes in its methodology. Notwithstanding the foregoing, Amaya believes that any such inaccuracies or adjustments are immaterial unless otherwise stated.

If the public or investors do not perceive Amaya’s customer metrics to be accurate representations of its customer base, or if it discovers material inaccuracies in its customer metrics, its reputation may be harmed, which could negatively affect its business, results of operations and financial condition.

OVERVIEW

Background and Overview

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Through its B2C, and, up until July 31, 2015, its B2B operations, Amaya focuses on developing and acquiring interactive technology-based assets with high-growth potential in existing and new markets and industries or verticals. Amaya’s B2C business currently consists of the operations of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited) and its subsidiaries and affiliates (collectively, “Rational Group”). Rational Group currently offers, among other products and services, online (including desktop and mobile) real- and play-money poker and other products, particularly casino and sports betting (also known as sportsbook). Rational Group also produces or sponsors certain live poker tours and events, branded poker rooms in popular casinos in major cities around the world and poker programming for television and online audiences. Until July 31, 2015, the date on which Amaya completed the sale of its then-remaining B2B assets, Amaya’s B2B business consisted of the operations of certain of its subsidiaries, which offered interactive and land-based gaming solutions. Amaya used the proceeds from the sale of its B2B assets to repay a significant portion of its outstanding indebtedness and repurchase certain of its common shares (“Common Shares”).

Amaya strives to not only improve and expand upon its current offerings, including its portfolio of interactive technology-based assets, but to pursue and capitalize on new global growth opportunities. Amaya seeks to take advantage of technology to provide gaming and interactive entertainment to large networks of customers.

Since Amaya’s acquisition of the Rational Group on August 1, 2014 (the “Rational Group Acquisition”), its primary business has been its B2C operations, which currently generates Amaya’s revenues. Based in the Isle of Man and operating globally, Rational Group owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands, including, among others, PokerStars, Full Tilt, BetStars, StarsDraft, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour. These brands have more than 100 million cumulative registered customers globally, and they collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos around the world and poker programming created for television and online audiences. In addition to growing its existing poker businesses, Amaya has recently targeted growth of its operations into other online and mobile verticals, including casino, sportsbook and daily fantasy sports.

The Corporation currently estimates that the PokerStars site collectively holds a majority of the global market share of real-money poker player liquidity, or the volume of real money poker players, and is among the leaders in play-money poker player liquidity. Since its 2001 launch, the Corporation also estimates that PokerStars has become the world’s largest real-money online poker site based on, among other things, player liquidity and revenues, and the Corporation believes that PokerStars has distinguished itself as the world’s premier poker brand.  Additionally, the Corporation estimates that Rational Group’s combined online casino is currently among the world’s fastest growing and has one of the largest player bases among its competitors.

For additional information about the B2C business and the former B2B business, as well as additional information about Amaya and certain recent corporate highlights and developments, see below and the 2015 Annual Information Form.

First Quarter and Subsequent Developments

Set forth below is a general summary of certain recent corporate developments for the three months ended March 31, 2016 and to the date hereof. For additional corporate developments and highlights, see the 2015 Annual Information Form and 2015 Annual MD&A and refer to “Additional Information” below.

Special Committee Update

On February 1, 2016, Amaya announced that it received an indication from David Baazov, who is currently on an indefinite leave of absence as Amaya’s Chairman and Chief Executive Officer, regarding his intention to make an all-cash proposal to acquire Amaya for CDN $21.00 per Common Share (the “Acquisition Proposal”) and that the Board had established a special committee of independent directors (the “Special Committee”), chaired by Amaya’s current Interim Chairman and Lead Independent Director, Divyesh (Dave) Gadhia, to review the Acquisition Proposal, as well as other alternatives available to Amaya.  The Special Committee appointed Barclays Capital Canada Inc. (“Barclays”) to act as financial advisor to the Special Committee under a broad mandate to assist in considering the foregoing and engaged Moelis & Company LLC to provide an independent formal valuation of Amaya’s securities in connection with the Acquisition Proposal.

The Special Committee’s review of strategic alternatives is active and ongoing, with the goal of determining the best outcome for the Corporation and its shareholders.  Specifically, Barclays has contacted a range of strategic and financial parties who might be interested in a transaction involving Amaya. To date, several parties, including Mr. Baazov, have entered into confidentiality agreements with the Corporation.  A number of these parties have received management presentations and are conducting due diligence.

While there can be no assurance that this process will result in a transaction of any kind, the Special Committee is focused on completing its review of strategic alternatives in a timely manner.  The Special Committee believes the interests of the Corporation and its shareholders are best served by maintaining confidentiality around the details of this process, but it will provide further updates to shareholders as circumstances warrant.

While the Special Committee’s review of strategic alternatives is proceeding, the Board is also focused on ensuring that it is comprised of directors with an optimal range of expertise and experience.  Mr. Baazov and Daniel Sebag, the Corporation’s Chief Financial Officer, have advised the Board that they will not be standing for re-election as directors at the Corporation’s upcoming annual shareholders meeting.  The Board is actively engaged in identifying suitable director candidates with competencies that complement those of the Corporation’s existing directors.

As previously announced, the Special Committee’s mandate also includes responsibility for investigating allegations that have been made by the Autorité des marchés financiers (the “AMF”), the securities regulatory authority in the Province of Quebec, with respect to Mr. Baazov (see below). That investigation by the Special Committee and its counsel is ongoing.

AMF Investigation

On March 23, 2016, Amaya reported that the AMF charged Mr. Baazov for aiding with trades while in possession of privileged information, influencing or attempting to influence the market price of Amaya securities, and communicating privileged information. The AMF has not made any allegation of wrongdoing by Amaya or any of its subsidiaries or other directors or officers.  The charges relating to communicating privileged information involve allegations relating to a former financial advisor to Amaya, and the charges relating to influencing or attempting to influence the market price of Amaya securities involve allegations relating to that same advisor and a former employee of Amaya. Mr. Baazov has denied the allegations made against him by the AMF.

On March 23, 2016, the Board became aware of a decision of the Bureau de Décision et de Révision (the “BDR”), the administrative tribunal in Quebec that hears certain AMF applications, which disclosed additional AMF investigations into the alleged conduct of Mr. Baazov and 13 individuals which are beyond the scope of the charges and of the internal investigation referred to in Amaya’s March 23, 2016 and prior press releases and public disclosure.  None of the individuals targeted by the BDR decision are employees, officers or directors of Amaya.  While none of these allegations have been proven, the Board takes them seriously and has expanded the mandate of the Special Committee to investigate these additional matters and the AMF investigation generally.

Amaya continues to cooperate with the AMF in its investigation and has done so since the AMF first began its investigation in 2014, which is consistent with the Corporation’s practice.

On March 29, 2016, Amaya reported that Mr. Baazov had taken a voluntary indefinite paid leave of absence from the Corporation, effective March 28, 2016. Mr. Baazov is taking the leave of absence to focus on the Acquisition Proposal and to avoid a distraction for the Corporation while he responds to the AMF allegations against him. The Board appointed Mr. Gadhia as Interim Chairman, and Rafi Ashkenazi, the Chief Executive Officer of Rational Group, as Interim Chief Executive Officer. Mr. Baazov remains a member of the Board. The Corporation filed a material change report regarding the same on March 31, 2016 on SEDAR at www.sedar.com.

New Jersey

On March 21, 2016, Amaya announced the official launch of PokerStars online poker and casino in the State of New Jersey after receiving technical approval from the New Jersey Division of Gaming Enforcement (the “DGE”) to operate the site in the State.  Amaya currently estimates that since its launch, the site, known as PokerStars NJ, has contributed to the growth of the New Jersey real-money online poker market, which according to the New Jersey Department of Gaming Enforcement, grew approximately 30% in the month of April year-over-year. In April 2016, its first full month of operation, PokerStars NJ accounted for approximately 46% of the total New Jersey real-money online poker revenue. Also in April, the DGE renewed Amaya’s approval to operate the PokerStars and Full Tilt brands in the state.  Similar the initial approval granted on September 30, 2015, the renewal is for an additional term of six months, subject to further renewals.

Presentation Currency

On May 2, 2016, the Corporation announced that beginning with the Q1 2016 Financial Statements and this MD&A, it intended to change its presentation currency from Canadian dollars to U.S. dollars. The Corporation believes that this change will reduce the impact of movements in exchange rates on reported results and provide shareholders with a more accurate reflection of the Corporation’s underlying performance.  As a result, unless otherwise indicated, all amounts herein and in the Q1 2016 Financial Statements are expressed in U.S. dollars, and all comparative financial information has been adjusted to reflect the Corporation’s results as if they had been historically reported in U.S. dollars. For additional information, see note 4.

OUTLOOK

Since the Rational Group Acquisition in August 2014 and as a result thereof, Amaya’s B2C operations, including the PokerStars and Full Tilt brands, have been and continue to be its primary business and source of revenue. Through what it believes to be a premier, scalable platform that diversifies its products and services both geographically and across verticals, Amaya currently expects that the Rational Group Acquisition will continue to help facilitate an increase in shareholder value and the delivery of sustainable, profitable long-term growth.

In addition to its core product and service offerings, Amaya is continuously enhancing its proprietary platforms and has invested significantly in its technology infrastructure since inception to ensure a positive experience for its customers, not only from a gameplay perspective, but most importantly, with respect to security and integrity across business segments and verticals. Amaya dedicates nearly all of its research and development investments to its B2C business, which seeks to provide broad market applications for products derived from its technology base. To support Amaya’s strong reputation for security and integrity, Amaya employs what it believes to be industry‑leading practices and systems with respect to various aspects of its technology infrastructure, including, but not limited to, information and payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming and loyalty programs and rewards.

Amaya also monitors and assesses its products and services to continuously improve the experience for all of its customers and to ensure a safe, competitive and enjoyable environment. As such, the Corporation has implemented a number of policies and controls, and anticipates implementing additional policies and controls through 2016, to significantly reduce or eliminate the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others. These controls include, but are not limited to, (i) restricting the use of third party software components or tools (such as “heads-up displays” and “seating scripts”), for the purpose of collecting additional gameplay information or selecting specific opponents, and (ii) prohibiting data-mining of certain products (or the practice of accumulating a large set of information, such as poker hand histories, through the use of software as opposed to actual gameplay) for the purpose of analyzing and exploiting another customer’s activity, playing styles and tendencies.

In addition to controls over technological tools and software, the Corporation also assesses its pricing and loyalty programs and rewards to ensure that such pricing and the distribution of such rewards and incentives is aligned with the Corporation’s objectives to reward customers for loyalty and behavior that is positive to the overall customer experience and the particular product’s ecosystem. In the near term, Amaya has begun to reduce the rewards and incentives currently provided to its highest volume real-money online poker customers and remove rewards on certain high-stakes real-money online poker games, which collectively comprise a small portion of its overall customer base. The Corporation has also adjusted the poker rake on certain offerings, resulting in an effective rake increase, although the Corporation estimates that it still has the lowest overall pricing among top online poker competitors. The Corporation currently expects to, among other things, reinvest resulting savings and funds into marketing, increased rewards for other customers, bonuses and promotions, new poker products and services, research and development, and to help offset costs in the business, including gaming duties and others related to promoting regulation of online gaming in various jurisdictions.  See also “Business of the Corporation—Technology Infrastructure and Research and Development” in the 2015 Annual Information Form.

As a regulated entity, the Corporation is required to maintain strong corporate governance standards and is required to, among other things, maintain effective internal controls over its financial reporting and disclosure controls and procedures, maintain systems for accurate record keeping, file periodic reports with gaming authorities and maintain strict compliance with various laws and regulations applicable to it. In addition, there are various other factors associated with gaming operations that could burden the Corporation’s business and operations, including, without limitation, compliance with multiple, and sometimes conflicting, regulatory requirements, jurisdictional limitations on contract enforcement, foreign currency risks, certain restrictions on gaming activities, potentially adverse tax risks and tax consequences, including, without limitation, the imposition of new or additional taxes, such as VAT and POC, additional corporate tax, and gaming duties, and changes in the political and economic stability, regulatory and taxation structures and the interpretation thereof in the jurisdictions in which the Corporation and its licensees operate. Any or all of such factors could have a material adverse effect on the Corporation’s business, operating results and financial condition. See also “Risk Factors and Uncertainties” below.

Amaya, through certain of its subsidiaries, is licensed or approved to offer, or legally offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, North America and elsewhere.  Amaya intends to seek licensure in more European Union member states if and when such member states introduce their own independent regulatory and licensing regimes.  Outside of the European Union, Amaya anticipates there may be a potential for regulation of online gaming, including online poker, casino and/or sportsbook, and that this may result in potential licensing or partnerships with private operators or governmental bodies in various jurisdictions. With respect to online gaming, Amaya supports regulation, including licensing and taxation regimes, which it believes will promote sustainable online gaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction, operators, and the industry as a whole. Amaya strives to work with applicable governmental authorities to develop regulations that it expects would protect consumers, encourage responsible gaming, ensure efficient taxation and promote regulated gameplay. Amaya also strives to be among the first of the licensed operators in newly regulated jurisdictions, in each case to the extent it would be in furtherance of its business goals and strategy and in compliance with its policies and procedures with respect to the same. In addition, Amaya otherwise seeks to ensure that it obtains all permits, authorizations, registrations or licenses necessary to develop, distribute and offer its products and services in the jurisdictions in which it carries on business globally and where it is otherwise required to do so.  See also “Regulatory Environment” in the 2015 Annual Information Form.

In addition to growing online and mobile poker in existing and new markets, Amaya believes that there are potentially significant opportunities for growth in other verticals. Specifically, Amaya believes that these verticals initially include online and mobile casino and sportsbook, and such potential opportunities include the ability to leverage its brand recognition and capitalize on cross-selling these new verticals to its existing customer base, as well as to new customers. In addition to online and mobile casino and sportsbook, Amaya currently intends to expand upon and explore other growth opportunities, including, without limitation, expanding upon its current social gaming offering, exploring potential opportunities for its daily fantasy sports product, and pursuing other interactive entertainment opportunities.  See also “Business of the Corporation—Business Strategy of the Corporation” in the 2015 Annual Information Form.

Amaya continues to focus on the creation of long-term shareholder value by building upon its existing strengths and expanding and strengthening its portfolio of products and services that the Corporation expects will deliver sustainable, profitable long-term growth.  To do this, Amaya continuously considers various ongoing strategic initiatives, including: (i) strengthening and expanding its products and services and developing its intellectual property and technologies; (ii) expanding its geographical reach; and (iii) pursuing strategic transactions.

KEY METRICS

The Corporation reviews a number of metrics, including those key metrics set forth below, to evaluate its business, measure performance, identify trends affecting the same, formulate business plans and make strategic decisions. With respect to the key metrics set forth below, Amaya began calculating and reviewing such metrics as of the start of the fourth quarter of 2014 following the Rational Group Acquisition and as such, has provided below applicable trend information for each of the quarterly periods since the fourth quarter of 2014. Although management may have provided other customer metrics since the Rational Group Acquisition, it continues to review and assess the importance, completeness and accuracy of such metrics as it relates to its evaluation of the business, its performance and the trends affecting the same, including, without limitation, customer engagement, gameplay, depositing activity, and various other customer trends. As such, management may determine that particular metrics that may have been presented in the past may no longer be helpful or relevant to an understanding of Amaya’s current and future business, performance or trends affecting the same, and as a result, such historic metrics may be replaced or new or alternative metrics may be introduced. For each applicable period, management intends to provide key metrics that it believes may be the most helpful and relevant to a complete and accurate understanding of the Corporation’s business, performance and trends affecting the same, in each case taking into account, among other things, the development of its product offerings and expansion in new markets and verticals. For additional information on how the Corporation calculates its key metrics and factors that can affect such metrics, see “Limitations of Key Metrics and Other Data” above.

Quarterly Real-Money Active Uniques (QAUs).

The Corporation defines QAUs as active unique customers (online, mobile and desktop client) who generated rake, placed a bet or otherwise wagered (excluding free play, bonuses or other promotions) on or through an Amaya poker, casino or sportsbook offering during the applicable quarterly period. The Corporation defines unique as a customer who played at least once on one of the Corporation’s real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (e.g., both poker and casino).  QAUs are a measure of the player liquidity on the Corporation’s real-money poker product offerings and level of gameplay on all of its real-money product offerings, collectively. Customer growth trends reflected in QAUs are key factors that affect the Corporation’s revenues. Trends in QAUs affect revenue and financial results by influencing the volume of gameplay, the Corporation’s product offerings, and its expenses and capital expenditures. QAUs are disclosed below on a combined basis for the PokerStars and Full Tilt brands (including their respective related brands as applicable).

During the three months ended March 31, 2016, the Corporation had 2.53 million combined QAUs, which represents an increase of 1.7% from the three months ended March 31, 2015, and a 4.5% increase from the three months ended December 31, 2015. The Corporation believes that the increase when compared to both the first quarter of 2015 and the fourth quarter of 2015 was primarily the result of improved retention and reactivation of existing customers due to the expansion of the Corporation’s product offerings into casino and sportsbook, as well as increased investment in customer relationship management initiatives. This is despite a decline in customer activity on the Full Tilt real-money online offerings and the temporary cessation of real-money operations in Portugal. Historically, QAUs from the Corporation’s B2C operations have generally been higher in the first and fourth fiscal quarters. For a description of seasonal trends and other factors, see “Summary of Quarterly Results” below.

The Corporation may continue to face challenges in increasing the size of its active customer base, due to, among other things, competition from alternative products and services and potential future weakness in global currencies against the U.S. dollar, which decreases the purchasing power of the Corporation’s global customer base as the U.S. dollar is the primary currency of game play on the Corporation’s product offerings. Notwithstanding the foregoing, the Corporation intends to drive growth in its customer base, reactivate dormant users and retain existing customers by, among other things, continuing to demonstrate the superiority of its products and services, improving the effectiveness of its marketing and promotional efforts, and by continuing to introduce new and innovative products, features and enhancements. See also the 2015 Annual Information Form, including under the headings “Business of the Corporation—Online and Mobile Poker”, “—Other Online and Mobile Products” and “—Business Strategy of the Corporation”. To the extent the growth of or growth rate in the Corporation’s customer base declines, the Corporation’s revenue growth will become increasingly dependent on its ability to increase levels of customer monetization.

Quarterly Net Yield (QNY)

The Corporation defines QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues from play-money offerings, live events and branded poker rooms) for its two business lines (i.e., Poker and Casino & Sportsbook) as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. The Corporation also provides QNY on a constant currency basis. For information on the Corporation’s constant currency revenues, see “Discussion of Operations—Impact of Foreign Exchange on Revenue”.  Trends in QNY are a measure of growth as the Corporation continues to expand its core real-money online poker offerings and real-money online casino and sportsbook offerings. In addition, monetization trends reflected in QNY are key factors that affect the Corporation’s revenue.

During the three months ended March 31, 2016, the Corporation’s QNY was $109, which represents an increase of 4.1% from the three months ended March 31, 2015.  The growth in QNY was primarily the result of (i) the continued rollout of the casino product offerings, including through additional third party slots under the PokerStars brand, and (ii) improved customer relationship management initiatives, as well as the previously announced changes to the customer loyalty program. This was offset to an extent by customers playing with a smaller deposit base as compared to the prior year period when those customers had not yet experienced the impact of the devaluation of their local currency against the U.S. dollar. During the three months ended March 31, 2016, the Corporation’s constant currency QNY was $118, which represents an increase of 12.1% from the three months ended March 31, 2015.  The growth in constant currency QNY was driven primarily by the same factors mentioned above.

There are many variables that impact the monetization of the Corporation’s product offerings through QNY, including the rake and fees charged in real-money online poker, the amounts wagered in real-money online casino and sportsbook, the amount of time customers play on its products, offsets to gross gaming revenue for loyalty program rewards, bonuses, promotions and VAT in certain jurisdictions, and the amount the Corporation spends on advertising and other expenses.  The Corporation currently intends to increase QNY in future periods by, among other things, (i) continuing to introduce new and innovative products and other initiatives to enhance and optimize the customer experience and increase customer engagement, including through customer relationship management initiatives to attract high value customers, (ii) capitalizing on its existing online poker platforms and offerings, which provides customers with the highest level of player liquidity globally, (iii) cross-selling its online poker, casino and sportsbook offerings to both existing and new customers, and (iv) continuing to expand and improve its online casino and sportsbook offerings, including through the addition of new product offerings and new geographies.  See also the 2015 Annual Information Form, including under the headings “Business of the Corporation—Online and Mobile Poker”, “—Other Online and Mobile Products” and “—Business Strategy of the Corporation”.

SELECTED FINANCIAL INFORMATION

Selected Financial Information

Selected financial information of the Corporation for the three months ended March 31, 2016 and 2015, and for the years ended December 31, 2015 and 2014, is set forth below.

	Three Months Ended March 31,		For the years ended December 31,
$000's, except per share amounts	2016	2015	2015	2014
Total Revenue	288,673	272,292	1,072,320	494,251
Net Earnings (Loss)	55,491	10,767	210,262	(3,680)
Net Earnings (Loss) from Continuing Operations	55,491	23,263	(20,019)	87,590
Basic Net Earnings (Loss) Per Common Share	$0.42	$0.08	$1.58	$(0.03)
Diluted Net Earnings (Loss) Per Common Share	$0.28	$0.05	$1.06	$(0.03)
Basic Net Earnings (Loss) from Continuing Operations per Common Share	$0.42	$0.17	$(0.15)	$0.80
Diluted Net Earnings (Loss) from Continuing Operations per Common Share	$0.28	$0.12	$(0.15)	$0.64
Total Assets (as at)	5,612,721	6,196,556	5,643,547	6,176,402
Total Long-Term Financial Liabilities (as at)	2,441,053	3,020,812	2,851,994	3,415,422

Total revenue increased from 2014 to 2015 primarily as a result of consolidating B2C revenue for a full year in 2015 as compared to only five months in 2014.  Total revenue increased in the three months ended March 31, 2016 as compared to the prior year period primarily as a result of the performance of the Corporation’s online casino and sportsbook product offerings. For additional variance analysis on Poker revenues and Casino & Sportsbook revenues, see “Discussions of Operations” below. See also “Foreign Exchange Impact on Revenues” below for total revenue calculated on a constant currency basis.

Other Financial Information

To supplement its Q1 2016 Financial Statements presented in accordance with IFRS, the Corporation considers certain financial measures that are not prepared in accordance with IFRS, including those set forth below. The Corporation uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.  See also the information presented in italics under the heading “Management’s Discussion and Analysis” above.

	Three Months Ended March 31,
$000's, except per share amounts	2016	2015
Revenues	288,673	272,292
Adjusted EBITDA	123,434	113,546
Adjusted Net Earnings	84,967	67,428
Adjusted Net Earnings per Diluted Share	$0.43	$0.34

Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share

The Corporation defines Adjusted EBITDA as net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs.

The Corporation defines Adjusted Net Earnings as net earnings (loss) from continuing operations before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, stock-based compensation, foreign exchange, and other non-recurring costs. Adjusted Net Earnings per Diluted Share as defined by the Corporation means Adjusted Net Earnings divided by Diluted Shares.

Diluted Shares means weighted average number of Common Shares on a fully diluted basis, including options, warrants and the Corporation’s convertible preferred shares (“Preferred Shares”). The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. See note 7.

The Corporation uses these non-IFRS measures in evaluating its operating results and for financial and operational decision-making purposes. The Corporation believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that we exclude in such measures. The Corporation believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making.

The table below presents a reconciliation of such non-IFRS measures to the nearest IFRS measures.

	Three Months Ended March 31,
$000's, except per share amounts	2016	2015
Net earnings from continuing operations	55,491	23,263
Financial expenses	24,884	52,803
Income taxes (recovery)	1,962	(302)
Depreciation of property and equipment	1,957	1,576
Amortization of intangible and deferred assets	31,326	29,666
Stock-based compensation	3,066	2,760
EBITDA	118,686	109,766
Termination of affiliate and employment agreements	2,245	45
Non-recurring professional fees	6,164	—
Loss on disposal of assets	222	39
Gain from investments	(9,441)	(3,506)
Acquisition-related costs	184	—
Other non-recurring costs	5,374	7,202
Adjusted EBITDA	123,434	113,546
Current income tax expense	(1,872)	(1,565)
Depreciation and amortization (excluding amortization of purchase price allocation intangibles)	(3,913)	(1,871)
Interest (excluding interest accretion)	(32,682)	(42,682)
Adjusted Net Earnings	84,967	67,428
Diluted Shares	197,041,822	199,764,496
Adjusted Net Earnings per Diluted Share	$0.43	$0.34

These non-IFRS measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of these measures rather than net income/loss, which is the nearest IFRS equivalent of these financial measures. Some of these limitations are:

•

these non-IFRS financial measures exclude certain recurring, non-cash charges such as stock-based compensation expense, amortization of intangible assets resulting from purchase price allocation following acquisitions, non-cash interest expense related to transaction costs, termination of certain affiliate and employee agreements, non-recurring professional fees, and other non-recurring costs as set forth in the table below; and

•

the expenses that the Corporation excludes in its calculation of these non-IFRS financial measures may differ from the expenses, if any, that its peer companies may exclude from similarly-titled non-IFRS measures when they report their results of operations.

The table below presents certain items comprising “Other non-recurring costs” in the reconciliation table above:

	Three Months Ended March 31,
	2016	2015
	$000's	$000's
Non-U.S. lobbying expenses	808	—
U.S. lobbying and legal expenses	3,353	4,089
Retention bonuses	1,110	—
Other	103	3,113
Other non-recurring costs	5,374	7,202

DISCUSSION OF OPERATIONS

Comparison of the Three Months Ended March 31, 2016 and 2015

	Three Months Ended March 31,
$000's except percentage amounts	2016	2015	Variance	% Change
Revenue	288,673	272,292	16,381	6%
Selling	45,509	46,845	(1,336)	(3%)
General and administrative	140,729	127,020	13,709	11%
Financial	24,884	52,803	(27,919)	(53%)
Gaming duty	29,355	26,169	3,186	12%
Acquisition-related costs	184	—	184	—
Income from investments	9,481	3,634	5,847	161%
Income taxes (recovery)	1,962	(302)	2,264	(750%)

Revenue

The revenue increase for the three months ended March 31, 2016 as compared to the prior year period was primarily attributable to (i) the expansion of the geographical reach of our casino and sportsbook products into eligible markets, (ii) the continued rollout of the casino product offerings, including through additional third party slots under the PokerStars brand (PokerStars first launched its third party slots offerings in the second quarter of 2015), and (iii) the previously announced changes to the customer loyalty program. It was also favorably impacted by growth in QAUs and the Corporation’s previously announced strategy of focusing on recreational players, which saw early signs of success resulting in additional Poker revenue in part as a result of the reinvestment of loyalty program cost reductions into customer relationship management and lifecycle campaigns for recreational players (which such Poker revenue partially offset the overall year-over-year decline, as detailed below). Notwithstanding, the general strengthening of the U.S. dollar relative to certain foreign currencies (primarily the Euro) continued to have an unfavorable impact on the Corporation’s revenue as compared to the prior year period. See also “Foreign Exchange Impact on Revenue” below.

Revenue by Business Line and Geographic Region

	For the three months ended March 31, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Canada	—	—	—	—	—	—
Isle of Man	84,086	3,264	—	87,350	—	87,350
Malta	60,359	41,300	—	101,659	—	101,659
Italy	21,395	6,452	158	28,005	—	28,005
United Kingdom	15,022	3,288	107	18,417	—	18,417
Spain	9,488	5,482	165	15,135	—	15,135
France	15,556	—	148	15,704	—	15,704
Other licensed or approved jurisdictions	10,468	328	11,393	22,189	214	22,403
	216,374	60,114	11,971	288,459	214	288,673

	For the three months ended March 31, 2015 (As adjusted - note 4, 8)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Canada	—	—	—	—	—	—
Isle of Man	100,222	3,455	—	103,677	—	103,677
Malta	64,173	8,999	—	73,172	—	73,172
Italy	23,122	17	163	23,302	—	23,302
United Kingdom	17,521	1,816	100	19,437	—	19,437
Spain	12,793	2,127	164	15,084	—	15,084
France	15,688	—	153	15,841	—	15,841
Other licensed or approved jurisdictions	9,295	—	12,058	21,353	426	21,779
	242,814	16,414	12,638	271,866	426	272,292

Following the Rational Group Acquisition, the vast majority of the Corporation’s revenues have been generated through Poker, followed by Casino & Sportsbook.  Other offerings, including social and play-money gaming, live poker events, branded poker rooms and daily fantasy sports, and other nominal B2C sources of revenue are aggregated into Other B2C revenues as they do not meet any of the quantitative thresholds described in IFRS 8, Operating segments. Corporate revenues include certain other nominal sources of revenue.

Poker Revenue

Poker revenue for the three months ended March 31, 2016 was $216.4 million as compared to Poker revenue of $242.8 million for the three months ended March 31, 2015, which represents a decrease of 10.9%. The decline in Poker revenue was primarily the result of (i) customers playing with a smaller deposit base as compared to the prior year period when they had not yet experienced the impact of the devaluation of their local currency against the U.S. dollar, (ii) a decline in customer activity on the Full Tilt real-money online poker offerings, and (iii) certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money online casino offerings. Notwithstanding, the Corporation’s previously announced strategy of focusing on recreational players, including through initiatives such as changes to its online poker loyalty program and the introduction of new poker promotions, saw early signs of success resulting in additional Poker revenue that partially offset the overall year-over-year decline. This was in part a result of the reinvestment of loyalty program cost reductions into customer relationship management and lifecycle campaigns for recreational players. For information on the impact of fluctuations in foreign exchange rates, see “Foreign Exchange Impact on Revenue” below.

Casino & Sportsbook Revenue

Casino & Sportsbook revenue for the three months ended March 31, 2016 was $60.1 million as compared to $16.4 million for the three months ended March 31, 2015, which represents an increase of 266.4%.  The increase in Casino & Sportsbook revenue was primarily the result of (i) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets and (ii) the continued rollout of the casino product offerings, including through additional third party slots under the PokerStars brand (PokerStars first launched its third party slots offerings in the second quarter of 2015).

Revenue by Geographic Region

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its online gaming products and services. The revenue tables above set out the proportion of revenue attributable to each license or approval (as opposed to the geographic region where gameplay actually occurred) generating a minimum of 5% of total consolidated revenue for the three months ended March 31, 2016 and 2015, as well as the revenue attributable to Canada, the Corporation’s jurisdiction of incorporation.

Poker

Poker revenue either declined or was relatively stable in each geographic region for the three months ended March 31, 2016 as compared to prior year period. The overall decline in Poker revenue was primarily the result of (i) customers playing with a smaller deposit base as compared to the prior year period when they had not yet experienced the impact of the devaluation of their local currency against the U.S. dollar, (ii) a decline in customer activity on the Full Tilt real-money online poker offerings, and (iii) certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money online casino offerings. Spain’s revenue was also negatively impacted by higher than anticipated jackpot payouts in the Corporation’s Spin & Go product. As it relates to France and almost all other licensed and approved jurisdictions Poker revenue was relatively flat primarily because the Corporation does not offer its real-money online casino or sportsbook offerings in those regions.

Casino & Sportsbook

With the exception of France and Isle of Man, Casino & Sportsbook revenue increased in each geographic region for the three months ended March 31, 2016 as compared to the prior year period. The increases were primarily the result of the addition of slots from a number of third party providers to the online casino product offerings under the PokerStars brand during the quarter (PokerStars first launched its third party slots offerings in the second quarter of 2015). In addition, the significant increase in Malta, and the decrease in the Isle of Man, was also the result of the Corporation offering online casino under its Malta license in the Isle of Man and the United Kingdom. The Corporation uses its Malta license for online casino offerings in the Isle of Man and United Kingdom to offset the VAT that it is contractually obligated to pay third party online slots providers with corresponding VAT input tax credits. The Corporation generally does not currently offer online casino or sportsbook in France or the other licensed or approved jurisdictions.

Other B2C

Other B2C revenue decreased in other licensed and approved jurisdictions during the three months ended March 31, 2016 primarily as a result of a decrease in revenue from play money chip sales, offset by an increase in revenue from live events.

Foreign Exchange Impact on Revenue

The general strengthening of the U.S. dollar, which is the primary currency of game play on the Corporation’s product offerings, relative to certain foreign currencies (primarily the Euro) during the three months ended March 31, 2015 as compared to the same period in 2016 had an unfavorable impact on the Corporation’s revenue. During the three months ended March 31, 2016, the Corporation estimates the decline in the purchasing power of its consumer base, based on customer deposits, was a result of an average 6.4% decline in the value of its customers’ local currencies relative to the U.S. dollar.

To calculate revenue on a constant currency basis, the Corporation translated revenue for the three months ended March 31, 2016 using the prior year’s monthly average exchange rates for its local currencies other than the U.S. dollar, which the Corporation believes is a useful metric that facilitates comparison to its historical performance, mainly because the U.S. dollar is the primary currency of game play on the Corporation’s product offerings and the majority of the Corporation’s customers are from European Union jurisdictions.

If the Corporation had translated its total IFRS revenue for the three months ended March 31, 2016 using the constant currency exchange rates for its settlement currencies other than the U.S. dollar, such revenues would have been approximately $310 million, which is approximately $22 million, or 7.0%, higher than actual IFRS revenue during such period.

Expenses

Selling

The decrease in selling expenses for the three months ended March 31, 2016 as compared to the prior year period was primarily the result of a reduction in Full Tilt media expenses and the restructuring of certain agreements with affiliates. Notwithstanding this decrease, the Corporation continues to anticipate increased marketing and advertising expenses during the remainder of 2016 associated with the Corporation’s anticipated expansion of its online sportsbook offering, particularly as it relates to the promotion of the new BetStars brand, its online casino offerings, as well as continued marketing and advertising for its online poker offerings, particularly as it relates to new products and the operation of PokerStars NJ in New Jersey.

General and Administrative

The increase in general and administrative expenses for the three months ended March 31, 2016 as compared to the prior year period was primarily the result of (i) consulting and professional fees incurred by the Corporation and Special Committee in connection with its review of strategic alternatives for the Corporation, (ii) operational costs, including communications and technology infrastructure, associated with growing the online casino and sportsbook platforms, (iii) fees associated with the Kentucky Bond Collateral (as defined below) and (iv) incremental salary costs associated with retention bonuses.

Financial

The decrease in financial expenses for the three months ended March 31, 2016 as compared to the prior year period was primarily the result of an unrealized exchange gain on translation related to the translation of the USD Second Lien Term Loan and the deferred purchase price for the Rational Group Acquisition, and lower interest incurred on long-term debt as a result of the Refinancing (as defined and detailed below).

Gaming Duty

The increase in gaming duty expenses for the three months ended March 31, 2016 as compared to the prior year period was primarily the result of (i) Austrian gaming duty expense and (ii) gaming duty imposed on the Casino & Sportsbook revenues in markets where such revenues were not previously generated, such as Spain.

Foreign Exchange Impact on Expenses

The Corporation’s expenses are also impacted by currency fluctuations.  Almost all of its expenses are incurred in either the Euro, Great Britain Pound Sterling, U.S. dollar or Canadian dollar. There are some natural hedges as a result of customer deposits made in such currencies, however the Corporation also enters into certain economic hedges to mitigate the impact of foreign currency fluctuations as it deems necessary. Further information on foreign currency risk can be found below in “Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk”.

Income from Investments

The increase in income recognized from investments during the three months ended March 31, 2016 as compared to the prior year period was primarily the result of an increase in the value of the Corporation’s retained ownership of certain preferred shares of NYX Digital Gaming (Canada) ULC (“NYX Sub”), a subsidiary of NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”), following the sale of two of the Corporation’s former B2B businesses, CryptoLogic Ltd. and Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.), to NYX Gaming Group and NYX Sub.

Results from Discontinued Operations

Certain of the former B2B businesses were classified as discontinued operations for the three months ended March 31, 2015. The table below illustrates the impact of such discontinued operations on the Corporation’s earnings during such period.

For the three months ended March 31,
2015
$000’s
(As adjusted – note 4, 8)
Revenues	27,980
Expenses	(33,959)
Results from operating activities before income taxes	(5,979)
Income taxes	6,517
Net earnings (loss) from discontinued operations	(12,496)
Basic earnings (loss) from discontinued operations per common share	$(0.09)
Diluted earnings (loss) from discontinued operations per common share	$(0.09)

For additional information regarding the impact of such discontinued operations on the Corporation’s earnings, see the 2015 Annual Financial Statements and 2015 Annual MD&A.

SUMMARY OF QUARTERLY RESULTS

The following financial data for each of the eight most recently completed quarters has been prepared in accordance with IFRS, and all such periods have been adjusted to reflect the impact of discontinued operations, as applicable. Although the presentation currency for each period presented below is currently the U.S. dollar, all such periods (with the exception of the three months ended March 31, 2016) were previously presented in Canadian dollars. See note 4 for additional information on the change in presentation currency from Canadian dollars to U.S. dollars.

	For the three months ended (As adjusted - note 4)
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
$000’s, except per share amounts	2014	2014	2014	2015	2015	2015	2015	2016
Revenue	477	191,176	300,211	272,292	259,500	247,327	293,201	288,673
Net Earnings (loss)	(16,911)	(44,454)	22,382	10,767	192,363	20,961	(13,829)	55,491
Net Earnings (loss) from Continuing Operations	(8,903)	23,235	32,170	23,263	11,278	(42,624)	(11,936)	55,491
Basic Net Earnings (loss) per Common Share	$(0.18)	$(0.38)	$0.17	$0.08	$1.44	$0.16	$(0.10)	$0.42
Diluted Net Earnings (loss) per Common Share	$(0.18)	$(0.38)	$0.11	$0.05	$0.96	$0.11	$(0.10)	$0.28
Basic Net Earnings (loss) from Continuing Operations per Common Share	$(0.09)	$0.20	$0.24	$0.17	$0.08	$(0.32)	$(0.09)	$0.42
Diluted Net Earnings (loss) from Continuing Operations per Common Share	$(0.09)	$0.14	$0.16	$0.12	$0.06	$(0.32)	$(0.09)	$0.28

The increase in revenues during the second and third quarters of 2015 from the comparable quarters in 2014 was attributable to the revenue generated by the B2C operations following the Rational Group Acquisition on August 1, 2014, and to the consolidation of results from the Corporation’s overall business as of each applicable date. The decline in revenues during the fourth quarter of 2015 as compared to the prior year period was primarily attributable to the decline in Poker revenue as a result of foreign exchange fluctuations, as partially offset by Casino & Sportsbook revenues.

For a discussion of trends and variances over the three months ended March 31, 2016 and 2015, see “Selected Financial Information”, “Discussion of Operations”, “Liquidity and Capital Resources” and “Cash Flows by Activity” contained in this MD&A.

Given the nature of the B2C business, including, without limitation, the extent of certain non-recurring costs, instead of evaluating IFRS net earnings (loss) from continuing operations alone, the Corporation also analyzes Adjusted Net Earnings to evaluate operating results and for financial and operational decision-making purposes. The Corporation believes that this measure provides more useful information about its operating results, enhances the overall understanding of its past performance and future prospects. See “Selected Financial Information—Other Financial Information” above.

The Corporation’s results of operations can fluctuate due to seasonal trends and other factors. Historically, given the geographies where the Corporation operates and the majority of its customers are located, and the related climate and weather in such geographies, among other things, revenues from its B2C operations have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. In online sportsbook, fluctuations can also occur around applicable sports seasons with increased customer activity around notable or popular sporting events.  As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted the Corporation’s historical results will repeat in future periods as the Corporation cannot influence or forecast many of these factors.  For other factors that may cause its results to fluctuate, including, without limitation, market risks, such as foreign exchange risks, see “Outlook” above, “Liquidity and Capital Resources—Market Risk” and “Risk Factors and Uncertainties” below, and the 2015 Annual Information Form, including, without limitation, under the headings “Risk Factors and Uncertainties” and “Business of the Corporation—Seasonality” therein.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s principal sources of liquidity are its cash generated from operations, cash and available-for-sale investments (less customer deposit liabilities). Cash consists primarily of cash on deposit with banks and available-for-sale investments consist primarily of certain highly liquid, short-term investments, including equities, funds and corporate debt securities. Generally, following the Rational Group Acquisition, the Corporation’s working capital needs are minimal over the year as the B2C business requires customers to deposit funds prior to playing or participating in its real-money product offerings. The Corporation believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Management is also of the opinion that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative products and services. Based on the Corporation’s currently available funds, current expectations, the funds available from the Credit Facility (as defined and detailed below) and its ability to access the debt and equity capital markets, if necessary, management believes that the Corporation will have the cash resources necessary to satisfy current obligations and working capital needs, fund development activities and other capital expenditures for at least the next 12 months. Notwithstanding, as a result of the state of capital markets, micro and macro-economic downturns and contractions of the Corporation’s operations may influence its ability to liquidate its available-for-sale investments or otherwise secure the capital resources required to fund future projects, strategic initiatives and support growth. For a description of the factors and risks that could affect the Corporation’s ability to generate sufficient amounts of cash and access the capital markets, in the short- and long-terms, to maintain the Corporation’s capacity, meet its obligations and planned growth or fund development activities, see “Risk Factors and Uncertainties” below and in the 2015 Annual Information Form.

The Corporation’s asset base of approximately $5.61 billion and outstanding long-term liabilities of approximately $2.44 billion at March 31, 2016 and asset base of approximately $5.64 billion and outstanding long-term liabilities of approximately $2.85 billion at December 31, 2015 were all primarily attributable to the Rational Group Acquisition. The decrease in the Corporation’s asset base from December 31, 2015 was primarily the result of fluctuations in foreign currency exchange rates, while the decrease in outstanding long-term liabilities from December 31, 2015 was primarily the result of reclassifying the deferred payment in the aggregate amount of $400 million and payable on February 1, 2017 as a current liability.

The Corporation believes that it improved its financial condition since December 31, 2015 and expects to continue to do so by strengthening its cash flow generation, liquidity and leverage profile as a result of, among other things, continuing to introduce new and innovative products, pursue expansion into new jurisdictions and further reduce outstanding long term debt.  For additional information regarding the Corporation’s repayment of debt, including the Refinancing (as defined below), see below under “Long-Term Debt”.

For additional information regarding the Corporation’s liquidity and capital resources, see the descriptions of the Corporation’s debt as set forth below under “Credit Facility” and “Long-Term Debt” and the notes to the Q1 2016 Financial Statements, as well as the 2015 Annual Information Form under the heading “General Development of the Business”.  See also “Risk Factors and Uncertainties” below and in the 2015 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness”.

Market Risk

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

Foreign Currency Exchange Risk

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than the U.S. dollar and Canadian dollar. In general, the Corporation is a net receiver of currencies other than the U.S. dollar and Canadian dollar, primarily the Euro. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, have reduced the purchasing power of the Corporation’s customers and thereby negatively affected the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net earnings as a result of transaction gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. The Corporation uses derivative financial instruments for risk management purposes, not for generating trading profits, and anticipates that such instruments will mitigate foreign currency risk.  As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.  However, it is difficult to predict the effect hedging activities could have on the Corporation’s results of operations and there can be no assurance that any foreign currency exchange risks will be so mitigated or that such instruments will not result in a loss. After accounting for discontinued operations, the Corporation recognized foreign currency gains of $18.32 million and losses of $515,000 in the three months ended March 31, 2016 and 2015, respectively.

In addition to the Swap Agreements (as defined and detailed below), the Corporation has entered into multiple foreign exchange contracts (the “Foreign Exchange Contracts”) to purchase U.S. dollar for Euros, sell U.S. dollar for Euros and to buy Great Britain Pound Sterling for U.S. dollar. These economic hedges are intended to mitigate the impact of the fluctuation of both the U.S. dollar to Euro and U.S. dollar to Great Britain Pound Sterling exchange rates on foreign currency liabilities.  For the three months ended March 31, 2016, the Corporation recognized a realized gain of $1.47 million in income on the Foreign Exchange Contracts that matured during the period and an unrealized loss on Foreign Exchange Contracts of $11.35 million that will mature in future periods during the year ending December 31, 2016. The Corporation believes that the Foreign Exchange Contracts have had no material impact on its Q1 2016 Financial Statements (see note 11).  See also “Summary of Significant Accounting Policies—New and Significant Accounting Policies—Financial Instruments—Derivatives” below.  The Corporation may in the future enter into additional derivatives or other financial instruments in an attempt to hedge its foreign currency exchange risk.

Interest Rate Sensitivity

The Corporation’s exposure to changes in interest rates relates primarily to interest paid on the Corporation’s long-term indebtedness, as well as the interest earned on and market value of its cash and available-for-sale investments. Through the Swap Agreements, the Corporation attempts to mitigate the impact of changes in interest rates on its long-term indebtedness and the impact of foreign currency gains and losses resulting from changes in the U.S. dollar to Euro exchange rate. For additional information, see “Long Term Debt—First and Second Lien Term Loans” below.

The Corporation’s cash consists primarily of cash on deposit with banks and its available-for-sale investments consist primarily of certain highly liquid, short-term instruments, including equities, funds and corporate debt securities. The Corporation’s investment policy and strategy is focused on preservation of capital and supporting its liquidity requirements, not on generating trading profits. Changes in interest rates affect the interest earned on the Corporation’s cash and available-for-sale investments and the market value of those securities. However, any realized gains or losses resulting from such interest rate changes would only occur if the Corporation sold the investments prior to maturity.

Liquidity Risk

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s banks and other lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources, including the debt and equity capital markets, as required.

Contractual Obligations

The following is a summary of the Corporation’s contractual obligations as of March 31, 2016:

	Payments due by period
	Total	Less than	1-3 years	3-5 years	More than
$000's		1 year			5 years
Long-Term Debt Obligations (including interest)	3,265,976	208,483	512,093	520,443	2,024,957
Operating Lease Obligations	55,615	8,957	13,911	9,804	22,943
Other Liabilities Reflected on the Registrant’s Balance Sheet[1]	398,313	380,884	16,614	815	—
Total	3,719,904	598,324	542,618	531,062	2,047,900

_____________________________

1The purchase price for the Rational Group Acquisition included a $4.5 billion payment made at closing of the transaction, plus a deferred payment in the aggregate amount of $400 million payable on February 1, 2017. Pursuant to the terms of the credit agreements governing the debt incurred for the Rational Group Acquisition, the Corporation must deposit into a separate bank account an amount equal to 35% of its monthly excess cash flow (as defined under the credit agreements) for such deferred payment.  If the Corporation fails to pay the entirety of the deferred payment when it becomes due (whether through the amounts deposited in such account or otherwise), then it must use commercially reasonable efforts to raise the balance of the deferred payment amount through the issuance of equity securities and subject to the terms of such credit agreements, and any outstanding amounts will accrue interest at the applicable rates set forth in the merger agreement governing the Rational Group Acquisition. Although not required by the merger agreement, the Corporation may also pursue incurring additional debt to pay the balance of the deferred payment. The sellers have agreed not to enforce or seek to enforce the deferred payment obligation or any amounts outstanding with respect thereto prior to the maturity or repayment of the debt incurred for the Rational Group Acquisition.  The deferred payment may otherwise become due and payable upon a change of control (as such term is defined in the credit agreements).

Credit Facility

The Corporation obtained a first lien revolving credit facility of $100 million on August 1, 2014 in connection with the Rational Group Acquisition (the “Credit Facility”).  Maturing on August 1, 2019, the Credit Facility can be used to fund working capital needs and for general corporate purposes.  The interest rate under the Credit Facility is, at the Corporation’s option, either LIBOR plus 4.00% or ABR plus 3.00%.  The applicable commitment fee on the Credit Facility is based on a leverage ratio of 3.75 to 1.00 and could range from 0.375% to 0.50%.  Borrowings under the Credit Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties.

As at each of March 31, 2016 and December 31, 2015, there were no amounts outstanding under the Credit Facility. However, on February 22, 2016, in connection with the posting of the Kentucky Bond Collateral (as defined below under “Legal Proceedings and Regulatory Actions”), the Corporation delivered letters of credit in the aggregate amount of $30 million, which thereby reduced the availability under the Credit Facility to $70 million. For additional information on the proceedings in Kentucky, see below under “Legal Proceedings and Regulatory Actions”, the 2015 Annual Information Form, including under the heading “Legal Proceedings and Regulatory Actions” therein, and note 17.

Long-Term Debt

The following is a summary of long-term debt outstanding at March 31, 2016 and December 31, 2015 (all capitalized terms used in the table below regarding to such long-term debt are defined below):

	Interest rate	March 31, 2016, Principal outstanding balance in local denominated currency	March 31, 2016 Carrying amount	December 31, 2015, Principal outstanding balance in local denominated currency	December 31, 2015 Carrying amount
		$000’s	$000’s	$000’s (As adjusted - note 4)	$000’s (As adjusted - note 4)
USD First Lien Term Loan	5.00%	2,036,486	1,976,411	2,041,616	1,978,764
EUR First Lien Term Loan	5.25%	288,321	322,081	289,048	307,583
USD Second Lien Term Loan	8.00%	210,000	162,693	210,000	161,524
2013 Debentures (CDN)	7.50%	—	—	30,000	21,556
Total long-term debt			2,461,185		2,469,427
Current portion			58,657		32,889
Non-current portion			2,402,528		2,436,538

The decrease in outstanding long-term debt from December 31, 2015 was primarily the result of the repayment of the 2013 Debentures. For additional information regarding the interest on the Corporation’s outstanding long-term debt, including the effective interest rates, see the Q1 2016 Financial Statements. To manage its interest rate exposure on certain of its debt, the Corporation entered into the Swap Agreements (as defined and described below).

The principal repayments of the Corporation’s currently outstanding long-term debt over the next five years amount to the following:

	2017 $000's	2018 $000's	2019 $000's	2020 $000's	2021+ $000's
USD First Lien Term Loan	67,876	118,472	126,552	134,953	1,588,634
EUR First Lien Term Loan	3,204	3,204	3,204	3,204	305,135
USD Second Lien Term Loan	—	—	—	—	210,000
Total	71,080	121,676	129,756	138,157	2,103,769

2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of CDN $1,000 per unit for aggregate gross proceeds of CDN $30 million. The 2013 Debentures matured on January 31, 2016 and were repaid in full on February 1, 2016 and the then-remaining outstanding warrants expired on January 31, 2016.  As of such date, the Corporation had no further obligations under or with respect to the same.

First and Second Lien Term Loans

On August 1, 2014, Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Without giving effect to the Refinancing (as defined below), the first lien term loans consisted of a $1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor and repayable on August 22, 2021. Also without giving effect to the Refinancing, the second lien term loan consisted of an $800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

On August 12, 2015, the Corporation completed the previously announced refinancing of certain of its outstanding long-term indebtedness (the “Refinancing”). The Refinancing included the repayment of approximately $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately $195 million in cash.  The credit agreement related to the First Lien Term Loans was amended to, among other things, provide for these increased term loan facilities. The Corporation expects that the Refinancing will result in a reduction of approximately $26.2 million in related annual debt service costs, including interest payments. As a result of the Refinancing, the Corporation realized costs savings of approximately $6.55 million in interest expense for the three months ended March 31, 2016 as compared to the prior year period.

First Lien Term Loans

Giving effect to the Refinancing, the USD First Lien Term Loan increased to $2.04 billion and the EUR First Lien Term Loan increased to €289 million.

The Corporation is required to allocate up to 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans.  Excess cash flow is referred to as EBITDA of Amaya Holdings B.V. (a parent of the Rational Group) on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ended on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•

If the total secured leverage ratio (as defined in the credit agreement governing the First Lien Term Loans) at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

As a result of the Refinancing and an amendment to the credit agreement for the First Lien Term Loans, which contemplates the increased term loan facilities and the approximately $195 million of cash repaid by the Corporation in connection with the same, the Corporation will not be required to allocate any excess cash flow to the principal repayment of the First Lien Term Loans during the fiscal year ending December 31, 2016. However, to the extent that the Corporation has such excess cash flow in applicable periods beginning in 2017, the Corporation may be required to allocate the applicable portion of such excess cash flow for such principal repayment.

See also “Risk Factors and Uncertainties” below and in the 2015 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness”.

The agreement for the First Lien Term Loans limits the Corporation’s ability to, among other things, incur additional debt or grant additional liens on its assets and equity, distribute equity interests and distribute any assets to third parties.

During the year ended December 31, 2015, a subsidiary of the Corporation entered into cross currency interest rate swap agreements (collectively, the “Swap Agreements”), designated and qualifying as cash flow hedges, to manage the interest rate exposure on the USD First Lien Term Loan.  Under the Swap Agreements, the subsidiary agreed to exchange a notional principal amount of approximately $2.07 billion of the USD First Lien Term Loan into Euro denominated fixed rate debt in order to fix future interest and principal payments in terms of the Euro, which is the subsidiary’s functional currency.  In doing so, the Corporation currently expects to mitigate the impact of changes in interest rates and the impact of foreign currency gains and losses resulting from changes in the U.S. dollar to Euro exchange rate, thereby potentially reducing the uncertainty of future cash flows. As of March 31, 2016, the fair value of the Swap Agreements represented a liability of $107.70 million. Notwithstanding the foregoing, as a result of the Swap Agreements, the Corporation had interest savings of $2.12 million during the three months ended March 31, 2016.

USD Second Lien Term Loan

Giving effect to the Refinancing, the USD Second Lien Term Loan decreased to $210 million, and although the applicable interest rate remained the same, the effective interest rate increased (note 10).

CASH FLOWS BY ACTIVITY

Comparison of the Three Months Ended March 31, 2016 and 2015

The table below outlines a summary of cash inflows and outflows by activity for the three months ended March 31, 2016 and 2015 with respect to both continuing and discontinued operations.

	Three Months Ended March 31,
	2016	2015
	$000's	$000's
Net cash inflows from operating activities	45,220	113,725
Net cash outflows from financing activities	(59,461)	(54,679)
Net cash outflows from investing activities	(58,502)	(122,497)

Cash Inflows from Operating Activities

The Corporation generated cash inflows from operating activities for the three months ended March 31, 2016 and 2015. This was primarily the result of cash flow generated by the Corporation’s B2C business. The decrease in cash inflows for the three months ended March 31, 2016 as compared to the prior year period was primarily attributable to (i) a decrease in customer balances as a result of a decrease in the number of high volume, net withdrawing customers, (ii) a reduction in accounts payable associated with the repayment of outstanding 2015 supplier balances, and (iii) less collections of payment processor receivables during the quarter as a result of faster than anticipated collections during the three months ended December 31, 2015.

Cash Outflows from Financing Activities

During the three months ended March 31, 2016, the primary expenditures affecting cash outflows from financing activities were the repayment of the 2013 Debentures and payment of long-term debt interest and principal, particularly as it related to the First Lien Term Loans and the USD Second Lien Term Loan.  During the three months ended March 31, 2015, the primary expenditures affecting cash outflows from financing activities was the payment of long-term debt interest and principal, particularly as it related to the First Lien Term Loans, USD Second Lien Term Loan, and certain other long-term debt outstanding during such period (but which has since been repaid in full).

Cash Outflows from Investing Activities

During the three months ended March 31, 2016, the Corporation’s cash outflows from investing activities were primarily driven by the cash collateral delivered as part of the Kentucky Bond Collateral, cash sweeps for the deferred payment (i.e., the deferred purchase price) for the Rational Group Acquisition (equal to 35% of certain free cash flow as defined in the merger agreement governing the Rational Group Acquisition), and capital expenditures, primarily consisting of investments in online casino and sportsbook development. During the three months ended March 31, 2015, the Corporation’s cash outflows from investing activities from continuing operations were primarily driven by the purchase of available for sale investments, cash sweeps for the deferred payment, and capital expenditures, primarily consisting of investments in online casino and sportsbook development.

Cash Inflows and Outflows from Discontinued Operations

Certain of the former B2B businesses were classified as discontinued operations for the three months ended March 31, 2015. The table below illustrates the impact of such discontinued operations on the Corporation’s cash flows during such period.

For the three months ended March 31,
2015
$000’s (As adjusted -note 4, 8)
Net cash inflow from operating activities	8,869
Net cash outflow from investing activities	(3,345)
Net cash inflow (outflow) from financing activities	(18,403)

For additional information regarding the impact of such discontinued operations on the Corporation’s cash flows, see the 2015 Annual Financial Statements and 2015 Annual MD&A.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For a description of the Corporation’s significant accounting policies and related information, see note 2 to the Q1 2016 Financial Statements and the 2015 Annual Financial Statements, and the 2015 Annual MD&A. There have been no changes to the Corporation’s significant accounting policies or critical accounting estimates or judgments during the three months ended March 31, 2016. Notwithstanding, as previously reported, the Corporation changed its presentation currency from Canadian dollars to U.S. dollars and reported prior period adjustments. See above under “Overview—First Quarter and Subsequent Highlights—Presentation Currency” and note 4.

RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policies Adopted

During the three months ended March 31, 2016, there have been no changes to the Corporation’s accounting policies adopted.

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets. IFRS 9 also amends the impairment model by introducing a new expected credit losses model for calculating impairment on its financial assets and commitments to extend credit. The standard also introduces additional changes relating to financial liabilities. IFRS 9 also includes a new hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Extended disclosures about risk management activity for those applying hedge accounting will also be required under the new standard.

An entity shall apply IFRS 9 retrospectively, with some exemptions, for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers, unless those contracts are within the scope of other standards such as insurance contracts, financial instruments or lease contracts. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 16, Leases

The IASB recently issued IFRS 16 to replace IAS 17 “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

OFF BALANCE SHEET ARRANGEMENTS

As of March 31, 2016, the Corporation had no off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Corporation.

OUTSTANDING SHARE DATA

As at May 16, 2016
Common Shares issued and outstanding	144,824,888
Common Shares issuable upon conversion of 1,139,249 preferred shares	51,870,339
Common Shares issuable upon exercise of options	11,711,475
Common Shares issuable upon exercise of warrants	4,000,000
Total Common Shares on a fully-diluted basis	212,406,702

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, there were no material changes or updates to the Corporation’s material legal proceedings or regulatory actions during the three-months ended March 31, 2016. For additional information regarding the Corporation’s material legal proceedings and regulatory actions, see the 2015 Annual Information Form under the heading “Legal Proceedings and Regulatory Actions”.

Kentucky Proceeding

On February 22, 2016, in connection with the previously reported December 23, 2015 Commonwealth of Kentucky trial court order for damages against certain of its subsidiaries, the Corporation filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process.  In connection with the posting of the bond, the Corporation delivered cash collateral in the amount of $35 million and letters of credit in the aggregate amount of $30 million (the “Kentucky Bond Collateral”). On April 15, 2016, the cash portion of the Kentucky Bond Collateral increased by an additional $5 million. For additional information on the proceedings in Kentucky, see above under “Liquidity and Capital Resources—Credit Facility”, the 2015 Annual Information Form, including under the heading “Legal and Regulatory Proceedings” therein, and note 17.

The AMF Investigation

For updates regarding the previously disclosed AMF investigation, see “Overview—First Quarter and Subsequent Developments—AMF Investigation” above.

Class Actions

U.S. Class Actions

On March 31, 2016, a putative class action lawsuit, Weisman v. Amaya Inc., et. al. (Case No. 1:16-cv-02406), was filed in the United States District Court, Southern District of New York (two others were filed in the same court, but the respective plaintiffs subsequently filed requests for voluntary dismissal), and on April 5, 2016, an additional putative class action lawsuit, Carmack v. Amaya Inc., et. al. (Case No. 1:16-cv-01884), was filed in the United States District Court, District of New Jersey (collectively, the “U.S. Class Actions”). The U.S. Class Actions each named the Corporation, the Corporation’s then-Chief Executive Officer, David Baazov, and the Corporation’s Chief Financial Officer, Daniel Sebag, as defendants, and were each filed by an individual shareholder on behalf of himself and a class of persons who purchased the Corporation’s securities between June 8, 2015 and either March 22 or 23, 2016 (the day of or prior to the announcement of the filing of charges brought by the AMF against Mr. Baazov).

The complaints in the U.S. Class Actions generally allege that the defendants violated certain U.S. securities laws by misrepresenting or failing to disclose that (i) Mr. Baazov was engaged in an insider trading scheme in which he provided privileged information to third parties and influenced or artificially inflated the price of the Corporation’s securities and (ii) that the Corporation lacked adequate internal controls.

The U.S. Class Actions seek damages stemming from losses that the plaintiffs claim to have suffered as a result the foregoing. The Corporation believes that the U.S. Class Actions are without merit and intends to vigorously defend itself against them; however, there can be no assurance that the Corporation will be successful in its defense.

Quebec Class Action

On April 1, 2016, an amended motion for authorization of a class action and for authorization to bring an action pursuant to section 225.4 of the Quebec Securities Act (the “Amended Lemelin Class Action”), 9109-6719 Quebec inc. and Lemelin v. Amaya Inc., et al. (Case No. 500-06-000785), was filed in the Province of Quebec, Canada, District of Montreal, naming the Corporation, Mr. Baazov, Mr. Sebag, and certain of the Corporation’s other directors, Messrs. Gadhia, Goodson and Clark, as defendants. The motion for authorization of a class action and authorization to bring an action was initially filed on or about March 24, 2016. The Amended Lemelin Class Action was filed by a corporate shareholder and an individual shareholder on behalf of themselves and a class of persons who purchased the Corporation’s securities between March 31, 2014 and March 22, 2016 (the day before the announcement of the filing of charges brought by the AMF against Mr. Baazov). The plaintiffs generally allege that throughout the class period, the defendants made false and/or misleading statements and/or acquiesced in those statements and/or failed to disclose materially false and misleading statements and failed to disclose, among other things, that Mr. Baazov was engaged in an insider-trading scheme, in which he provided privileged information to third parties and artificially inflated the price of the Corporation’s securities. The plaintiffs also allege that the Corporation did not properly disclose that it lacked adequate internal controls. The plaintiffs seek damages stemming from losses they claim to have suffered as a result of the foregoing. The Corporation believes that the Amended Lemelin Class Action is without merit and intends to vigorously defend itself against it; however, there can be no assurance that the Corporation will be successful in its defense.

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 (“NI 52-109”), entitled Certification of Disclosure in Issuers’ Annual and Interim Filings, requires Amaya’s certifying officers, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to establish and maintain disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in NI 52-109. In compliance with NI 52-109, the Corporation has filed certificates signed by the CEO and the CFO that, among other things, report on the design of each of DC&P and ICFR.

Changes to Internal Control over Financial Reporting

There has been no change in Amaya’s ICFR that occurred during the period beginning on January 1, 2016 and ended on March 31, 2016 that has materially affected, or is reasonably likely to materially affect, Amaya’s ICFR.

Notwithstanding, effective March 28, 2016, Mr. Baazov took a voluntary paid leave of absence as the Corporation’s Chairman and Chief Executive Officer, and Mr. Ashkenazi, Chief Executive Officer of Rational Group, was appointed Interim Chief Executive Officer of the Corporation. See also “Overview—First Quarter and Subsequent Developments—AMF Investigation” above.

Limitations on Effectiveness of DC&P and ICFR

In designing and evaluating DC&P and ICFR, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.  In addition, the design of DC&P and ICFR must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A, the Q1 2016 Financial Statements, the 2015 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties” therein, and in other filings that the Corporation has made and may make with applicable securities authorities in the future, including those available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of the Common Shares (or of any other securities of the Corporation) could decline, and you could lose part or all of your investment.

FURTHER INFORMATION

Additional information relating to Amaya and its business, including, without limitation, the Q1 2016 Financial Statements, the 2015 Annual Financial Statements, the 2015 Annual MD&A and 2015 Annual Information Form, may be found on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Amaya securities and securities authorized for issuance under equity compensation plans, is also contained in the Corporation’s most recent management information circular.

In addition to press releases, securities filings and public conference calls and webcasts, Amaya intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following Amaya’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Montreal, Québec
May 16, 2016

(Signed) “Daniel Sebag”

_____________________

Daniel Sebag, CPA, CA
Chief Financial Officer